SEC 06006014 ISSION

AB 3/23/06 *

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65714

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XE Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 West 40th Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH, D.C.
203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael F. Szymanski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XE Capital Securities, LLC (formerly ZQEL Capital Management, LLC), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Terence Leighton
Notary Public, State of New York
No. U2LE6043019
Qualified in New York County
Commission Expires Sept. 20, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XE Capital Securities, LLC

Statement of Financial Condition
December 31, 2005

XE Capital Securities, LLC
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
XE Capital Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of XE Capital Securities, LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

XE Capital Securities, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 1,454,968
Placement fees receivable	439,500
Prepaid expenses	16,363
Fixed assets, net of accumulated depreciation of $9,679	2,417
Total assets	$ 1,913,248
Liabilities and Member's Capital	
Liabilities	
Accounts payable and accrued expenses	$ 1,311,034
Due to XE Capital	31,146
Total liabilities	1,342,180
Member's capital	571,068
Total liabilities and member's capital	$ 1,913,248

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Operations

XE Capital Securities, LLC (the "Company"), formerly ZQEL Capital Management, LLC, is a Delaware limited liability company whose sole member is XE Capital Management, LLC ("XE Capital"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company does not carry accounts for customers or perform custodial functions related to securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i).

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, all of the Company's cash and cash equivalents were held in accounts at large unaffiliated banks. The Company is subject to credit risk should these banks be unable to fulfill their obligations.

Fixed Assets
Fixed assets, representing computer equipment, are stated at cost less accumulated depreciation. The Company depreciates its fixed assets over their estimated useful life of five years using the straight-line method.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that the risk of loss is remote.

Income Taxes
The Company is included in the income tax return of XE Capital for U.S. federal, state and local income tax purposes. Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for deferred taxes. The Company calculates its taxes based on the applicable federal, state, and local tax rates, and the amount of current tax or benefit calculated is either remitted to, received from, or treated as capital contribution or distribution from XE Capital. There is no tax sharing agreement between the Company and XE Capital. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3. Related Party Transactions

The Company has entered into an Office and Administrative Services Agreement with XE Capital effective May 1, 2004 and as amended on December 31, 2004 (the "Services Agreement"). The Services Agreement has a term of one year and is automatically renewed annually, unless terminated by written notice. Pursuant to the Services Agreement, XE Capital would provide administrative, accounting, facility and other management and back-office services to the Company in consideration for a monthly fee initially set at $1,500. The Company's obligation to pay XE Capital pursuant to the Services Agreement shall be forgiven if the payment would cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1(the "Rule") or, if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under the Rule. The forgiven fees shall nevertheless be recorded in the Company's financials as an expense and a capital contribution from XE Capital.

Pursuant to the Services Agreement, the Company and XE Capital adjusted the flat monthly fee effective August 2005. The adjusted fee allocation takes into consideration evaluation of the relative costs and benefit of services provided under this agreement. In August 2005, XE Capital waived $26,300 of expenses allocated to the Company pursuant to this agreement. The amount waived was recorded as a capital contribution from XE Capital. At December 31, 2005, the Company has a payable of $31,146 to XE Capital pursuant to this agreement.

On August 1, 2005, the Company entered into a placement agreement with XE Capital Advisers, LLC ("Advisers"), a registered investment advisor with the SEC and a wholly-owned subsidiary of XE Capital, in which the Company shall act as a non-exclusive placement agent for funds managed by Advisers. Pursuant to this placement agreement, the Company earns a placement fee based on the capital contributions that the Company introduces to the funds. The Company has placement fees receivable of $439,500 at December 31, 2005.

The Company could be materially affected by the actions of Advisers or Advisers' ability to raise ongoing capital contributions for the funds managed by Advisers.

The Company has received a letter of support from XE Capital whereby XE Capital plans to provide the Company with incremental capital funding, to the extent that sufficient capital is not generated through the Company's normal operating activities. The support agreement is effective through February 28, 2006.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital defined as the greater of 6-2/3% of aggregate indebtedness or a minimum dollar requirement of $5,000. At December 31, 2005, the Company's net capital was $552,288 which was $462,810 in excess of its minimum requirement of $89,478.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To XE Capital Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of XE Capital Securities, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

As a result of our procedures applied to the financial statements of the Company, we identified the following control deficiency that existed as of December 31, 2005. The Company did not maintain effective controls over the accounting for income taxes in accordance with SFAS 109, *Accounting for Income Taxes,* including the determination of the related income tax provision. Specifically, prior to the issuance of the accompanying financial statements, the Company, which is a disregarded entity for tax purposes, did not provide an income tax provision because the Company believed that it does not require a tax accrual due to its status as a single member LLC. The accompanying financial statements reflect an adjustment for income tax provision in the statement of operations pursuant to SFAS 109 which is offset by a corresponding capital contribution in the statement of member's capital. This adjustment did not result in any change in the Company's member's equity or net capital. This control deficiency resulted in an audit adjustment that is included in the 2005 audited financial statements. We believe that this control deficiency could result in a misstatement of the income tax provision accounts that would cause a material misstatement of the Company's annual financial statements. Accordingly, we have concluded that this control deficiency constitutes a material weakness as of December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and

PRICEWATERHOUSECOOPERS

dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006